Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Yi Xin International Investment Limited	British Virgin Islands

China Boya Education Group Co., Ltd.	Hong Kong

China Liberal (Beijing) Education Technology Co., Ltd.	PRC